Exhibit 99.1

AirMedia Partners with HNA Group to Explore the Opportunity of In-flight Internet Service

Beijing, China – October 30, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that AirMedia Group Co., Ltd. (“AM Advertising”), one of its consolidated entities, has recently entered into a strategic alliance agreement with HNA Xinhua Culture Holding Group Co., Ltd. (“HNA Culture”), a subsidiary of HNA Group, to form an industry development fund of in-flight internet (the “Fund”) to explore the opportunity of in-flight internet service and in-air multimedia platform.

Such arrangement will include the establishment of a joint fund management company (the “Joint Fund Management Company”), by AM Advertising and HNA Culture each holding 50% of the equity interest therein. The Joint Fund Management Company will act as the general partner for the Fund.

HNA Culture will be responsible for obtaining exclusive rights to develop and operate in-flight internet service and in-air multimedia platform from member airlines of HNA Group. In a power of attorney, HNA Group authorized HNA Culture to act as the exclusive general coordinator for HNA Group’s in-flight connectivity project, with full authority to coordinate with all member airlines of HNA Group, HNA Technik, equipment providers and satellite service providers in setting up in-flight internet connectivity for HNA Group-operated airplanes. HNA Group recognizes the documents executed by HNA Culture on behalf of HNA Group in relation to the Fund and the Joint Fund Management Company, including the strategic alliance agreement, as within the scope of such authorization. HNA Group now operates more than 400 airplanes on over 570 domestic and international routes that connect more than 190 cities. Member companies under Hainan Airlines Group include Grand China Airlines, Hainan Airlines, Tianjin Airlines, Lucky Air, West Air, Yangtze River Express, my Cargo, Ghana AWA Airlines, Aigle Azur Airline, HNA Technik, HNA Sales, HNA Aviation Academy, HNA Cargo, myTECHNIC and others. According to a report released by the Civil Aviation Administration of China, Hainan Airlines Group had 42 million air passengers in 2012, representing approximately 13% of the total air passengers in China in 2012.

AM Advertising will act as a limited partner, primarily in charge of fundraising and capital contribution for the Fund. The Fund has a planned fund raising target of approximately RMB1.0 billion, to be adjusted according to the Fund’s operational needs. AM Advertising alone commits to invest no less than 40% of the total targeted fund size in the Fund and to provide the remaining portion of the total targeted fund size if it cannot secure other limited partners. The first round of fund raising for the Fund will be RMB400 million, and AM Advertising commits to invest no less than 60% in the first round.

“We are excited about this strategic development in providing enriching in-flight entertainment to air passengers and expanding our revenue sources. Internet has been an integral part of people’s daily life, even for air travelers on the go. We believe more and more people will have demand and be willing to pay for in-flight internet connectivity so that they can continue to work, communicate with friends or enjoy online entertainment while in the air. According to an online survey of approximately 300 various Chinese airlines clubs’ members conducted by Sinomonitor, a third-party market research firm, in March 2013, 80.6% of the participants in the survey are willing to pay for in-flight internet connectivity. Other than connectivity charges paid by air passengers, we also expect our revenues to come from advertisements on our in-air multimedia platform, revenues from self-operated e-commerce transactions or commissions from sponsored e-commerce companies on our in-air multimedia platform, and sponsorship from advertisers or internet companies for putting their contents or services on our in-air multimedia platform. We believe this business has great potential in China and are happy to partner with HNA Group to explore this great opportunity,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 33 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens. In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

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